CONSENT OF STOCKHOLDER


     The undersigned, being the sole stockholder of The CIT Group Securitization Corporation II, a Delaware corporation (the "Corporation"), hereby consents in writing pursuant to the provisions of Section 228 of the Delaware General Corporation Law, to the following resolutions:

     WHEREAS, the sole stockholder of the Corporation deems it to be in the best interests of the stockholder and the Corporation to amend its by-laws;

     NOW, THEREFORE, BE IT:

     RESOLVED, that the Corporation's by-laws shall be amended as follows:

     Article III, Section 1 of the by-laws shall be replaced in its entirety by the following amended Article III, Section 1:

          "Section 1. Number, Election and Removal of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall be fixed from time to time by the Board of Directors. The Board of Directors shall at all times include at least one Director (the "Independent Director", or if there is more than one, all of the Independent Directors) who is not a director, officer, or employee of any direct or ultimate parent of the Corporation or of any direct or indirect subsidiary of such parent. Notwithstanding the foregoing, the Independent Director may be a director, officer or employee of any direct or indirect subsidiary of the ultimate parent of the Corporation, provided that each such corporation is formed with purposes limited to those similar to the purposes of the Corporation. Except as provided in Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders. At any time, directors may be removed and their successors chosen by the unanimous written consent of the holders of the outstanding stock of the Corporation entitled to vote on the election of Directors.";

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          and be it further

          RESOLVED, that the directors and officers of the Corporation be, and each of them hereby is, authorized, empowered and directed, in the name of the Corporation, to execute and deliver any and all documents and take any action which they may deem necessary or appropriate to implement the terms of the foregoing resolution and to consummate any transactions contemplated thereby, the execution and delivery of any such instruments and documents and the taking of any such action to be conclusive evidence of the authority therefor.


                                          THE CIT GROUP HOLDINGS, INC.


                                          By:  /s/ Ernest D. Stein
                                              ----------------------
                                                   Ernest D. Stein
                                                   Executive Vice President


Dated: February 1, 1996

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